EXHIBIT 11(a)27
                                                    ---------------

        [Form of letter dated August 13, 1999, from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent,
         to Oliver G. Richard III, Chairman, President and Chief
                       Executive Officer of the Company]


               [Letterhead of Gary L. Neale, Chairman,
          President and Chief Executive Officer of Parent]


                                      August 13, 1999






   Mr. Oliver G. Richard III
   Chairman, President and Chief Executive Officer
   Columbia Energy Group
   13880 Dulles Corner Lane, Suite 400
   Herndon, VA 20171-4600

   Dear Rick:

   I tried to call you yesterday to discuss our offer and some thoughts on how to bring this to a negotiation stage.

   As you know, on Monday we announced that over 60% of Columbia's stock has been tendered into our tender offer, which was scheduled to expire last Friday, August 6. Given this outstanding response, we have extended our tender offer on the same terms until October 15,1999, with the expectation of building on that level of success.

   The message from Columbia's shareholders is clear and unequivocal. They want our two companies to begin negotiations on a business combination. We have the necessary financing in place, and all of us at NiSource are fully committed to completing this transaction.

   Our goal continues to be to negotiate a friendly merger. I want to reiterate that we are flexible on issues that may be of concern to you or your Board, such as price, Board composition, management and employees.

   We again extend to you an invitation to meet with us in a dispassionate and constructive forum, the composition of which can be your choice.

   Let's try to bring this forum together and create shareholder value for both companies.

        Sincerely,